UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BARRETT BUSINESS SERVICES, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

06846310

(CUSIP number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 E. 4th Street Tulsa, Oklahoma 74103 (918) 582-9945

(Name, address and telephone number of person authorized to receive notices and communications)

January 4, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 06846310	Page 2 of 8 Pages

(1)	Names of reporting persons Estate of William W. Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Washington, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,538,429
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,538,429
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,538,429
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 25.66%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06846310	Page 3 of 8 Pages

(1)	Names of reporting persons Kimberly J. Jacobsen Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,593,778
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,593,778
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,593,778
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.22%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 06846310	Page 4 of 8 Pages

(1)	Names of reporting persons Charles M. Gillman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

Page 5 of 8 Pages

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 4 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the “Initial 13D”) by two of the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Barrett Business Services, Inc. (the “Issuer” or the “Company”), and amended on May 17, 2011 (“Amendment No. 1”), October 6, 2011 (“Amendment No. 2”), November 22, 2011 (“Amendment No. 3”), December 22, 2011 (“Amendment No. 4”), and December 30, 2011 (“Amendment No. 5”) is hereby amended by this Amendment No. 6 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D or in its Amendments. The principal executive office address of the Issuer is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington 98662.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 3 in its entirety and replacing it with the following:

The Estate acquired beneficial ownership on February 4, 2011 of 2,644,529 shares of Common Stock for no consideration as a result of the passing of William W. Sherertz, and, in the case of Ms. Sherertz, becoming sole personal representative of the Estate. Accordingly, the shares of the Issuer previously owned by William W. Sherertz are now beneficially owned by the Estate (and Ms. Sherertz, in her capacity as the personal representative of the Estate). On January 4, 2012, the Estate exercised 102,697 options that were previously disclosed in the Amendments and paid for the shares with cash acquired in the ordinary course of business from a bridge loan made by Wells Fargo Bank, National Association to the Estate. Please see Item 5 below for further details of this transaction. As of January 10, 2012 the Estate owns a total of 2,538,429 shares of Common Stock. Ms. Sherertz also owns 15,000 shares of Common Stock directly and holds 40,349 shares of Common Stock for her minor children, all of which were acquired by gift from Mr. Sherertz. Mr. Gillman does not own any Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 5 in its entirety and replacing it with the following:

As disclosed in Item 3, the Estate acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D as a result of the passing of William W. Sherertz and by cash exercise of certain options. Ms. Sherertz acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D either by gift from Mr. Sherertz or by becoming personal representative of the Estate.

As a fiduciary for the Estate, Ms. Sherertz has a duty to prudently manage the assets of the Estate for the benefit of creditors and the designated beneficiaries. Ms. Sherertz individually and on behalf of the Estate will routinely monitor and evaluate a wide variety of investment considerations, including, without limitation, Issuer’s financial performance, current and anticipated future trading prices for the Common Stock, Issuer’s operations, assets, prospects, and business development, company-related competitive and strategic matters of the Issuer, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss investment in the Issuer and the foregoing investment considerations with other stockholders, the Board of Directors, management, other investors, industry analysts and others. These considerations, discussions and other factors may result in the Reporting Persons’ evaluation of alternatives to maximize stockholder value.

In Amendments No. 2 and No. 3, the Reporting Persons noted the extremely small stock ownership of the current members of the Board of Directors of the Issuer and announced that they were planning to consult with experts on corporate governance and the proxy advisory process. The Reporting Persons announced they would assemble a slate of directors to nominate for the Board of Directors of

Page 6 of 8 Pages

the Issuer at the Issuer’s next annual meeting, and that they strongly believed that their proposed slate of directors would be better placed to work with the Issuer’s current Chief Executive Officer and management than the current members of the Board. In Amendment No. 4, the Reporting Persons announced they had given notice to the Issuer of their intent that a special meeting of the stockholders of BBSI be held on Tuesday, February 21, 2012 at 11:00 a.m. Pacific Time at The Heathman Lodge, 7801 NE Greenwood Drive, Vancouver, Washington 98662 and that the Reporting Persons intended to replace the current Board of Directors by soliciting proxies in favor of their seven nominees to the Issuer’s Board of Directors at such special meeting. The Reporting Persons also noted in Amendment No. 4 that their December 21, 2011 letter to the Issuer also served as notice that the Reporting Persons would bring their seven nominees for nomination before the annual meeting of the Issuer’s stockholders.

In Amendment No. 5, the Reporting Persons announced that by letter dated December 29, 2011, which was received by the Issuer on December 30, 2011, the Reporting Persons amended their December 21, 2011 notice of special meeting sent to the Issuer. The December 29, 2011 amended notice indicated that the Reporting Persons intend to remove five of the six current directors of the Issuer (namely Messrs. Thomas Carley, James Hicks, Roger Johnson, Jon Justesen, and Anthony Meeker) at the special meeting of the stockholders and reconstitute the Board of Directors by soliciting proxies in favor of their seven nominees to serve on the Issuer’s Board of Directors.

On December 30, 2011, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission (the “Commission”), the purpose of which is to remove five of the six current directors of the Issuer named above and solicit proxies in favor of their seven nominees to serve on the Issuer’s Board of Directors. On January 10, 2012 the Reporting Persons filed a revised preliminary proxy statement with the Commission to correct a clerical error in the preliminary proxy statement filed on December 30, 2011.

On January 4, 2012, the Estate exercised 102,697 stock options, the purpose of which was to increase the already significant ownership by the Estate of shares of the Issuer.

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the Common Stock beneficially owned by them or acquire additional Common Stock, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting Item 5 of Amendment No. 3 in its entirety and replacing it with the following:

(a) and (b) As of October 28, 2011, the Issuer had 9,892,396 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed on November 9, 2011.

As of the date hereof, the Estate directly owns 2,538,429 shares of Common Stock (approximately 25.66%). Ms. Sherertz directly owns 55,349 shares of Common Stock, including 40,349 shares held on behalf of her minor children (approximately 0.56%). As the sole personal representative of the Estate, Ms. Sherertz is in possession of sole voting and investment power for the Common Stock held by the Estate, and may also be deemed to beneficially own the 2,538, 429 shares of Common Stock of the Issuer held by the Estate. The Estate disclaims beneficial ownership of 55,349 shares of Common Stock directly owned by Ms. Sherertz or held by her on behalf of her minor children. As of the date hereof, Ms. Sherertz may be deemed the beneficial owner of 2,593,778 shares of the Issuer’s Common Stock, or approximately 26.22% of the total number of shares outstanding. Mr. Gillman may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz and the Estate by virtue of this joint filing, but expressly disclaims such ownership.

Page 7 of 8 Pages

(c) During the past sixty (60) days, the Estate exercised 102,697 stock options and paid approximately $1,548,620.92 in cash to the Issuer for such shares. The Estate paid for the shares with proceeds received from a short term bridge loan given to the Estate by Wells Fargo Bank, National Association. Specifically, the following transactions were effected by the Estate:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Person	Option Grant Date	Plan Year	Plan Type	Option Exercise Date	Number of Options Exercised	Option Exercise Price
The Estate	July 1, 2005	2003	Non-Qualified	January 4, 2012	98,697	$15.195
The Estate	January 16, 2009	2003	Non-Qualified	January 4, 2012	2,000	$11.08
The Estate	March 14, 2010	2009	Non-Qualified	January 4, 2012	2,000	$13.38

(d) Not Applicable.

(e) Not Applicable.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. When a proxy statement is completed and filed, stockholders are advised to read the proxy statement because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, when filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Amendment No. 5 in its entirety and replacing it with the following:

Except for (i) the Last Will and Testament of William W. Sherertz; (ii) a pledge by the Estate and Ms. Sherertz, as sole personal representative of the Estate, of certain shares of the Common Stock beneficially owned by the Estate to Wells Fargo Bank, National Association as collateral for a line of credit; (iii) the award agreements for employee stock options (in substantially the form attached to the Initial Schedule 13D), and (iv) the Estate’s obligation to repay the short term bridge loan used to facilitate the exercise of stock options described in Item 5, which included a pledge of Common Stock to secure the loan, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking filed with Amendment No. 2 and incorporated herein by reference.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012

ESTATE OF WILLIAM W. SHERERTZ

By:	Kimberly J. Jacobsen Sherertz

/s/ Kimberly J. Jacobsen Sherertz

/s/ Charles M. Gillman